
Empowering
Communities,
Elevating Every Ride
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HICH

The rideshare app that empowers communities and elevates every ride

hich.mn Minneapolis, MN

Highlights

1. Zero marketing spend, 7,390 riders acquired. $165K in revenue
2. 42% average monthly growth in bookings. Organic demand drove strong, consistent growth.
3. Strong rider interest validated our model, showing market appetite for fair ridesharing.
4. $148M in medical transport contracts with Ucare, BlueCross, medical

assistance partners.

5. Drivers own equity: 20% reserved for them, with 300+ drivers enrolled in shareholding.

6. Zero commission model is profitable. Drivers earn 20% more than Uber, customers save 25%.

7. Revenue from $199–$999 annual subscriptions, $1.50 per ride booking fee.

8. 27% of Minneapolis gig drivers signed up - 3,513 out of 13,000 in 11 months.

Featured Investor

John Battaglia
Syndicate Lead

Follow

Invested $10,000

Mortgage Broker and a retired University professor.

"My friend Andrew Weerraatne referred me to Hich Inc. Andrew specializes in consulting with start ups and eventually taking the companies public. He advised I invest as he plans to take Hich public.
Prior to investing I had several zoom meetings with Rahul Rajendran, CEO/Co-Founder.I was impressed by his accomplishments (presently Sr. VP of cybersecurity at JP Morgan Chase Bank) and his background and training as a computer programmer.
I was also impressed by the user friendly Hich App Rahul helped develop and maintain. A superior App is one of the keys to success in this hi- tech business . The superior technology was instrumental in Hich securing the Medical Transportation Contract with Ucare Insurance. Uber and Lyft are not in this space so this will be a non – competitive revenue stream for Hich.
I agree with their business model of offering 100% of the ride revenue to their drivers as well as shares in the company. This model will breed success and loyalty amongst the drivers. It is almost a crime how little Uber and Lyft drivers earn today.
I also met Mustafa Seikh, Chief of Strategy and Marketing and was impressed by his boots to the ground management style.
As of October 2025, Hich has: 3513 drivers , 7390 rides booked, 20,187 booking requests. Drivers are now starting to pay a subscription fee . With this type of growth I feel success is imminent."

Team



Rahul Rajendran CEO & Co-Founder

Started coding rideshare software in 2010 as a side project and deployed systems across multiple countries, now serving millions of rides annually. Currently Sr Vice President of Cybersecurity at JPMorgan



Mohamed Yusuf President & Co-Founder

One of Netflix's early employees built and scaled multiple successful businesses, including Samos and First Global Money. Owns early childhood education centres and moved to Minneapolis specifically to create a more equitable gig economy.



Bob Cass Chief Operations Officer

Four-time CEO with three profitable exits and extensive transportation industry experience. Launched new products at BC Transit, Elvin Safety, and Cramer Inc. while building a reputation for growing organizational value through strategic positioning.



Mustafa Sheikh Chief Marketing & Strategy Officer

Studied Political Science and Economics at UC Berkeley and built a career closing major IT deals with the U.S. Department of Defense, Telenor, and Huawei across the Middle East and Africa.

Memo

HICH is a rideshare platform where drivers own equity, earn more per ride, and pay zero commissions while riders pay less. We aim to reach profitability through flat subscriptions and transparent booking fees, rather than extracting value from every transaction. In 11 months of operating in Minneapolis, we

signed 3,513 drivers and acquired 7,390 riders. Drivers and riders love us because they see us as a fair, equitable and conscious capital company. Revenue reached $165,000, and we secured UCare as our first medical transport partner, giving HICH access to Minnesota's $148 million NEMT insurance market. Our contracts with BlueCross and Medical assistance are currently pending, and we are now raising capital to expand into new markets.

The Problem


The traditional rideshare model is fundamentally unfair
Uber and Lyft keep up to 60% of every fare, leaving a driver with only $42 out of a $100 ride, and zero ownership or path to financial growth.
The only winner sits in the middle, extracting value without creating lasting benefit.
Taxi
2 min
Taxi
2 min
Co-Taxi
2 min
$1500.80
Glad to see you arrived. How was the driver?

Riders pay more each year while drivers earn less, but because Wall Street demands it. This disconnect fuels resentment: drivers feel used, riders feel gouged, and the platforms capture all the value without building real community benefit.

Our Solution

HICH is a rideshare platform that charges drivers zero commissions. Instead of taking 60% of every fare, we charge drivers a flat annual subscription between $199 and $999, depending on partnership level, plus $1.50 per ride booking fee. Drivers see their exact earnings before accepting a ride. Minimum wage compliance comes guaranteed on every ride.


Key differentiators
Driver equity ownership
20% of shares reserved for drivers through Restricted Share Incentives. Drivers build retirement assets instead of just earning wages.
Passenger loyalty mechanism
When drivers bring passengers to HICH, they get priority on future rides from those passengers. Real relationships form, and repeat business happens naturally.
Medical transport expansion
$148M in annual contracts with Ucare, BlueCross, and Medicaid for non-emergency patient transportation. Drivers earn steady income while we handle institutional logistics.
Transparent economics
Customers pay 25% less than Uber while drivers earn 20% more on the same ride. We stay profitable without capturing 60% of every transaction.
Full regulatory compliance
TNC license, airport permits, insurance coverage, medical transportation permits, and completed SEC GAAP audits protect everyone.

Our model works because it's the simple path to higher earnings and long-term ownership for the drivers.

Market


Market


2034
The global gig economy reached $582 billion in 2025 and is projected to grow to $2.2 trillion by 2034.
$582B
2025
Minnesota Market
9,000
2 min
3.6 million
digitally active residents
18 million
annual rides
$40B

__Source__

We're not creating new demand, we're providing a better alternative. Drivers are tired of surrendering up to 60% in commissions to Uber and Lyft, and riders are frustrated by rising prices. HICH solves both problems, and we're preparing to expand into all major U.S. cities.

Our upcoming food and grocery delivery service will further increase driver earnings by enabling them to maximize income across multiple services on a single platform.

Fintech services, including merchant payments, peer-to-peer transfers, and international remittances, align with the needs of drivers. Over 70% of HICH drivers are first-generation migrants who regularly send money back to their countries of origin. Just in Minnesota alone the volume of remittances over to east African nations are to the tune of $1.3Billion annually of which a significant portion flows through non-banking routes.

Traction

We launched in Minneapolis, Minnesota in early 2024. Eleven months later, we've signed 3,513 drivers - **representing 27% of the 13,000 gig drivers in the city.**

We have achieved meaningful traction in other areas as well:

- **7,390**
  riders acquired with zero marketing spend
- **20,181**
  rides completed
- **$165,228**
  revenue (11x original projection of $15,000)
- **42%**
  average monthly booking growth (January-May 2025)

Secured medical transport contracts ($19.4M annual value)

- **Ucare Insurance**
  $1.4M annual contract
- **MA Medicaid**
  $6M annual value (pending medical billing agent allocation)
- **BlueCross**
  $12M annual value (pending final approval)
- **NEMT SaaS contracts**
  3 new NEMT SaaS contracts adding 90 rides daily
- **Corporate client**
  signed for employee transportation

Operational efficiency gains

- **$60K**
  Chat support reduced customer service costs by $60K annually
- **72 → 12 hours**
  Issue resolution time: 72 hours down to 12 hours
- **35 → 0/month**
  $12M annual value (pending final approval)
- **380**
  VIP drivers logging 40+ hours weekly
- **41**
  drivers enrolled in a premium $1,000/year partner plan

Solid financial position

- **$810K**
  raised from friends, family, and drivers
- **$10M**
  valuation based on audited book equity of $9.65M
- **$110K+**
  in bank reserves

HICH

What's next? We are raising funds to fund expansion with conservative profit projections of $2.6M in year one after raise, $10M by year three, and $30M by

year five. Our goal as a company is to successfully exit via IPO. *Future projections are not guaranteed.*

How We Make Money

We generate revenue through multiple streams without extracting excessive value from drivers.







Driver subscriptions

Flat annual fees ranging from $99 to $1,000 depending on partnership level, plus $1.50 per ride and 1.5% booking fee covering payment processing, insurance, and platform maintenance.

Transaction fees

Real-time payouts generate $0.99 per transaction for drivers who want instant access to earnings.

Medical transport contracts

$148M market across Ucare, BlueCross, and Medical assistance offers stable, recurring B2B revenue that's not independent of individual rider demand.

Our upcoming food and grocery delivery service planned for launch in July 2026 adds convenience-fee revenue to every order. Fintech services, including merchant payments and international remittances, create diversified income streams, with driver participation enhancing reach and efficiency.

HICH's incentives are structured for long-term scalability: platform growth increases driver earnings and strengthens company performance.

Use of Funds

Use of Funds

We're raising $2.2M to expand beyond Minneapolis and prove the model scales. Here's exactly where it gets allocated.



Use of Funds
Branding & Marketing (45%)
Operational Expenditure (30%)
Loyalty, Incentives & Coupons (15%)
Expansion & Regulatory (10%)
10%
15%
45%
30%

This funding provides a 15-month runway to achieve a positive ROI by investing in sustainable expansion that compounds through network effects and driver advocacy, rather than paid growth that disappears when marketing stops.

Your chance to contribute to the story.

We've proven this model works. In just 11 months in Minneapolis, HICH onboarded 3,513 drivers and generated revenue that was 11× higher than projected. Our expansion into medical transport opened access to $148M in contract opportunities, demonstrating our ability to compete for institutional business while continuing to grow rideshare operations.

Drivers in every city face the same unfair commission structures we're fixing. Riders everywhere experience the same pricing pressures. HICH offers a fundamentally different approach, one where drivers earn more, riders pay less, and ownership is shared instead of extracted.

Investors aren't backing an idea; you're investing in an operating business with real revenue, real driver growth, and a proven model. This raise allows

with real revenue, real driver growth, and a proven model. This raise allows us to expand into new markets and bring our driver-owned model to cities that need a fairer alternative.

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Disclaimer: This Reg CF offering is made available through Wefunder. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.